Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@bingham.com

February 9, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on January 9, 2015 regarding the Trust’s Post-Effective Amendment No. 380 (“PEA No. 380”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 25, 2014 for the purpose of registering shares of the WisdomTree Europe Hedged SmallCap Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please revise the third paragraph of the “Principal Investment Strategies of the Fund” section in plain English to clarify the Index’s weighting of securities.

Response: We have revised this paragraph as follows.

Securities are weighted in the Index based on dividends paid over the prior annual cycle. Companies that pay ~~more~~ a greater total dollar amount of dividends are more heavily weighted. At the time of the Index’s annual screening date, the maximum weight of any single security ~~in the Index~~ is capped at 2% and the maximum weight of any one sector and any one country ~~in the Index~~ is capped at 25%, subject to ~~the following~~ a volume factor adjustment. In the event that a company has a calculated volume factor that is less than $400 million as of the annual Index screening date, ~~(i)~~ the company’s weight in the Index will be reduced, which ~~such that its weight equals its weight prior to the adjustment multiplied by a fraction of its~~

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles

Miami  Moscow New York  Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica

Silicon Valley  Tokyo  Washington  Wilmington

Mr. Ed Bartz February 9, 2015 Page 2

~~calculated volume factor divided by $400 million, and (ii) the reduction in the company’s Index weight~~ may cause the weight of a security, sector~~’s~~ and/or country~~’s weight~~ to rise above ~~25%~~its maximum cap. In response to market conditions, security, sector and country weights may fluctuate above the specified cap between annual Index screening dates.

In addition, we revised the “Additional Information About the Fund’s Investment Strategies” section in the statutory prospectus to include the following paragraph, which provides a more detailed description of the volume factor adjustment calculation:

Securities are weighted in the Index based on dividends paid over the prior annual cycle. Companies that pay a greater total dollar amount of dividends are more heavily weighted. At the time of the Index’s annual screening date, the maximum weight of any single security is capped at 2% and the maximum weight of any one sector and any one country is capped at 25%, subject to a volume factor adjustment. In the event that a company has a calculated volume factor that is less than $400 million as of the annual Index screening date, the company’s weight in the Index will be reduced. The company’s adjusted weight is calculated by taking the company’s prior weight in the Index, as of the prior year’s annual screening date, and multiplying by the fraction of its current volume factor divided by $400 million. The reduction in the company’s Index weight may cause the weight of a company, sector and/or country to rise above its maximum cap. In response to market conditions, security, sector and country weights may fluctuate above the specified cap between annual Index screening dates.

2.	Comment: Please consider changing the word “adjust” to “hedge” in the fourth sentence of the fifth paragraph in the “Principal Investment Strategies of the Fund” section.

Response: The disclosure has been revised as follows:

The Index applies an applicable published one-month currency forward rate to the total equity exposure of each country in the Index to ~~adjust~~ hedge against fluctuations in the relative value of the euro against the U.S. dollar.

3.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: industrials, financials, and consumer discretionary.

Mr. Ed Bartz February 9, 2015 Page 3

SAI

4.	Comment: The Staff notes that first sentence of the second paragraph of the “General Description of the Trust and the Fund” section describes the Index as defining “a specific segment of the Brazilian stock market.” Please revise this sentence to be consistent with the Index description provided in the Fund’s Prospectus.

Response: The disclosure has been revised as requested.

5.	Comment: The Staff notes that the third sentence of the “Specific Investment Strategies—Derivatives—Swap Agreements” section describes a typical foreign currency swap and references the U.S. dollar and the Brazilian real in an example. Please replace the reference to the Brazilian real with a reference to the euro.

Response: The disclosure has been revised as requested.

*    *    *    *    *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely, /s/ K. Michael Carlton K. Michael Carlton cc: Ryan Louvar, Esq. W. John McGuire, Esq. Kathleen Long, Esq. Beau Yanoshik, Esq.